Filed Pursuant to Rule 433

Registration No. 333-190718

SUMMARY OF FINAL TERMS

February 6, 2014

$125,000,000

SEASPAN CORPORATION

8.25% SERIES E CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

This summary pricing sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated February 6, 2014, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Except as set forth on the immediately preceding sentence, this summary pricing sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer	Seaspan Corporation

Securities Offered	8.25% Series E Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series E Preferred Shares”).

Trade Date	February 6, 2014.

Settlement Date	February 13, 2014[1] (DTC).

Offering Size	5,000,000 Series E Preferred Shares ($125,000,000 aggregate liquidation preference) (15,000,000 Series E Preferred Shares authorized).

Option to Purchase Additional Shares	The underwriters may also purchase an additional 750,000 Series E Preferred Shares at the Public Offering Price within 30 days of the date of the prospectus supplement.

Maturity	Perpetual.

Conversion; Exchange and Preemptive Rights	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights.

Dividend Payment Dates	Quarterly on January 30, April 30, July 30 and October 30, commencing April 30, 2014 (each, a “Dividend Payment Date”).

Dividends	Shall accrue and be cumulative from the date the Series E Preferred Shares are originally issued and shall be payable on each Dividend Payment Date, when, as and if declared by the Issuer’s board of directors.

Dividend Rate	8.25% per annum per $25.00 of liquidation preference per share (equal to $2.0625 per share per annum).

Optional Redemption	At the option of the Issuer anytime on or after February 13, 2019, in whole or in part, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption.

Issue Price	$25.00 per share.

Day Count	30/360.

Net Proceeds to the Issuer (before expenses)	$121,062,500.

(1) The Issuer expects that delivery of the Series E Preferred Shares will be made against payment therefor on or about February 13, 2014, which will be the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series E Preferred Shares on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Series E Preferred Shares initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

SUMMARY OF FINAL TERMS

February 6, 2014

$125,000,000

SEASPAN CORPORATION

8.25% SERIES E CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

Ratings	The Series E Preferred Shares will not be rated by any nationally recognized statistical rating organization.

Listing	The Issuer intends to file an application to list the Series E Preferred Shares on the New York Stock Exchange.

CUSIP/ISIN	Y75638 133 / MHY756381338

Joint Book-Running Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Citigroup Global Markets Inc.

Joint Lead Managers	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

Co-Managers	Barclays Capital Inc. Incapital LLC Ladenburg Thalmann & Co. Inc. Maxim Group LLC

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series E Preferred Shares and is not soliciting an offer to buy the Series E Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, email: dg.prospectus_requests@baml.com (tel: (800) 294-1322); Morgan Stanley, 180 Varick Street, Second Floor, New York, NY 10014, Attention: Prospectus Delivery Department, Email: prospectus@morganstanley.com; UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attn: Prospectus Department (tel: (877) 827-6444, ext. 561 3884); or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: (800) 831-9146).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.